

November 18, 2010

Via U.S. Mail

Mr. John Wilkes
Chief Executive Officer
Elemental Protective Coatings Inc.
141 Inglewood Drive
Toronto, ON
Canada M4T 1H6

> **Re: Elemental Protective Coatings Inc.**
> **Form 8-K**
> **Filed November 16, 2010**
> **File No. 333-148546**

Dear Mr. Wilkes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the transactions described in your Form 8-K caused the company to cease being a shell company. Please amend your Form 8-K to include the required financial statements and all information that would be required in a Form 10 registration statement upon consummation of the transaction. See Items 2.01(f), 5.01(a)(8) and 9.01(c) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or John Harrington, Staff Attorney, at (202) 551-3576 with any other questions.

Sincerely,

s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via facsimile to (416) 513-0348
        Attn: Jayne Howe